Exhibit 99.5

28 June 2004

DIRECTORS’ INTERESTS IN THE ORDINARY SHARES OF CABLE AND WIRELESS PLC

Cable and Wireless plc advises that on 25 June 2004, the following Directors of the Company deferred the following amounts of their after tax bonuses paid under the Deferred Short Term Incentive Bonus in respect of the financial year ended 31 March 2004 into the Deferred Short Term Incentive Plan. As a consequence the following number of Ordinary Shares have been purchased in the respective Directors’ names and are held in the Cable and Wireless plc Employee Share Ownership Trust (“the Trust”). The purchased shares were acquired on 25 June 2004 at a price of 127.5 pence per share:–

Director	Deferred Bonus (net of tax)	Number of Purchased Ordinary Shares

Francesco Caio	£51,377.20	40,091
Rob Rowley	£73,750.00	57,552
Kevin Loosemore	£54,582.08	42,593
Charles Herlinger	£37,130.47	28,972
Lord Robertson of Port Ellen	£3,713.11	2,896

Under the rules of the Deferred Short Term Incentive Plan, purchased shares are held in the Trust for three years before being released to the Director. Subject to shareholder approval at the Annual General Meeting to be held on 22 July 2004 to a change to the rules of the Deferred Short Term Incentive Plan, each Director will be awarded matching Ordinary Shares based on the Total Shareholder Return (“TSR”) performance of the Company measured against the constituents of the FTSE Global Telecoms Sector Index over the three year period commencing 25 June 2004. The matching shares are based on one matching share for two purchased shares for median TSR performance, rising to two matching shares for one purchased share for performance at upper quartile or above. No matching shares are awarded for below median performance. A dividend award supplement also operates on the Deferred Short Term Incentive Plan. Dividends that would have been paid on purchased shares and the actual award of matching shares during the performance period are re-invested in additional shares.

The Company and the Directors were advised of this information on 25 June 2004.

As a consequence of the above purchases and awards of shares to other beneficiaries of the Trust on 25 June 2004, 55,053,093 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Kevin Loosemore, Charles Herlinger and Lord Robertson of Port Ellen (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.